UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 5, 2022

(Commission File No. 001-40505)

Ambrx Biopharma Inc.

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10975 Torrey Pines Road

La Jolla, California 92037

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Appointment of Director

On June 30, 2022, Olivia Ware and Xiao Le resigned, with immediate effect, from their respective roles as members of the board of directors (the “Board”) of Ambrx Biopharma Inc. (the “Company”). Ms. Ware also resigned as a member of the Board’s Audit Committee, Compensation Committee, and Nominating and Corporate Governance Committee (the “Nominating Committee”). Ms. Ware’s and Mr. Le’s resignations were not the result of any disagreement with the Company.

Following the resignations of Ms. Ware and Mr. Le, the Board, upon the recommendation of the Nominating Committee, appointed Edward Hu as a Class I director for a term expiring at the Company’s first annual general meeting after the Company’s initial public offering and until his successor is duly elected and qualified, or until his earlier death, resignation or removal. Upon the further recommendation of the Nominating Committee, the Board also appointed Kate Hermans as a Class II director for a term expiring at the Company’s second annual general meeting after the Company’s initial public offering and until her successor is duly elected and qualified, or until her earlier death, resignation or removal. Based upon the further recommendation of the Nominating Committee, the Board also appointed Ms. Hermans to serve as a member of the Nominating Committee and as a member of the Audit Committee.

Mr. Hu has more than 25 years’ experience in the pharmaceutical industry. Mr. Hu currently serves as the Global Chief Investment Officer, as an executive director, and as the Vice Chairman of WuXi AppTec Co., Ltd., positions he has held since May 2020. Previously, Mr. Hu served as the Co-Chief Executive Officer of WuXi AppTec Co., Ltd from August 2018 to May 2020, Chief Financial Officer and Chief Investment Officer of WuXi AppTec Co., Ltd from April 2014 to August 2018, Chief Operating Officer and Chief Financial Officer of WuXi AppTec Co., Ltd from February 2009 to April 2014, and Chief Operating Officer of WuXi AppTec Co., Ltd from August 2007 to February 2009. Mr. Hu serves as a non-executive director of CANbridge Pharmaceuticals, Inc., a position he has held since July 2022 and also served as a non-executive director of WuXi Biologics (Cayman) Inc. from February 2014 to June 2021 and as a director of Viela Bio Inc. from May 2018 to March 2021. Mr. Hu holds an MBA and an MS in chemistry from Carnegie Mellon University, and a bachelor’s degree in physics from Zhejiang University.

Ms. Hermans has more than 20 years’ experience in the pharmaceutical and healthtech industries. Currently, she is the Chief Executive Officer of Hermans International LLC, a commercial and investment advisory firm she founded in 2012 for startup and early-stage enterprises. Previously, Ms. Hermans served as an investor and Chief Business Officer (Pharma) for 83bar Inc., from December 2018 to July 2021. She served as Vice President, Marketing at Radius Health, Inc. from March 2017 to April 2018. Prior to her time at Radius Health, Inc., Ms. Hermans held commercial and operations executive leadership roles at Bristol Myers Squibb, Pfizer/Wyeth Pharmaceuticals, and the Intel Corporation, working in the U.S., China, Africa, and globally. Ms. Hermans is a Board Director on the Advisory Board of Clue and serves on the Board of Mid-Atlantic Diamond Ventures. Ms. Hermans is also a member of the Healthcare Executive Review Committee for Ben Franklin Tech Partners, a member of the Board of Directors for the Alzheimer’s Association, Delaware Valley Chapter, and the Advisory Board of the Women’s Resource Center. Ms. Hermans earned a Master of International Management degree from The Thunderbird School of Global Management and a B.A. in International Relations from Wheaton College, MA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Ambrx Biopharma Inc.

By:	/s/ Feng Tian
Name:	Feng Tian, Ph.D.
Title:	Chief Executive Officer

Date: July 5, 2022